UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PolyMedix, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

73174C100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73174C100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACT Capital Management, LLLP (I.R.S. Identification No.: 14-1895400)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 5,842,500 (1)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 5,842,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,842,500 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2% (1)

12.	Type of Reporting Person (See Instructions) PN

	(1)	Amir L. Ecker and Carol G. Frankenfield are each a General Partner of ACT Capital Management, LLLP. See Item 4 of this Schedule 13G.

CUSIP No. 73174C100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Amir L. Ecker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,000 shares

	6.	Shared Voting Power 5,842,500 (2)

	7.	Sole Dispositive Power 46,000 shares

	8.	Shared Dispositive Power 5,842,500 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,888,500 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3% (2)

12.	Type of Reporting Person (See Instructions) IN

	(2)	Amir L. Ecker is a General Partner of ACT Capital Management LLLP. See Item 4 of this Schedule 13G.

CUSIP No. 73174C100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Carol G. Frankenfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,500 shares

	6.	Shared Voting Power 5,877,500 (3)

	7.	Sole Dispositive Power 22,500 shares

	8.	Shared Dispositive Power 5,877,500 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,900,000 shares (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.3% (3)

12.	Type of Reporting Person (See Instructions) IN

	(3)	Carol G. Frankenfield is a General Partner of ACT Capital Management LLLP. See Item 4 of this Schedule 13G.

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the reporting persons on August 13, 2008 (the “Prior Schedule 13G”).  The following items of the Prior Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership

ACT Capital Management, LLLP is the beneficial owner of 5,842,500 shares of common stock of the Issuer, or approximately 7.2% of the total number of shares of common stock of the Issuer outstanding.  Amir L. Ecker and Carol G. Frankenfield are the General Partners of ACT Capital Management, LLLP.  Investment decisions made on behalf of ACT Capital Management, LLLP are made primarily by its General Partners.

(a)

Amount beneficially owned:

(1)           5,842,500 (4)

(2)           5,888,500 (4) (Mr. Ecker may be deemed a beneficial owner of the shares held by ACT Capital Management, LLLP solely because he is a General Partner of that partnership.)

(3)           5,900,000 (4) (Ms. Frankenfield may be deemed a beneficial owner of the shares held by ACT Capital Management, LLLP solely because she is a General Partner of that partnership; Ms. Frankenfield may be deemed a beneficial owner of certain shares she owns jointly with her husband (35,000).  While Ms. Frankenfield’s husband solely owns certain other shares (2,100), Ms. Frankenfield disclaims beneficial ownership of such shares owned solely by her husband.)

(b) Percent of class: (1) 7.2% (2) 7.3% (3) 7.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) 0 (2) 46,000 (3) 22,500
(ii) Shared power to vote or to direct the vote (1) 5,842,500 (2) 5,842,500 (3) 5,877,500
(iii) Sole power to dispose or to direct the disposition of (1) 0 (2) 46,000 (3) 22,500
(iv) Shared power to dispose or to direct the disposition of (1) 5,842,500 (2) 5,842,500 (3) 5,877,500

The percentages set forth in this Schedule 13G are based upon the total number of shares of the Issuer’s common stock outstanding of 80,999,610 shares based on information provided by the Issuer.

(4)

Does not include 3,380,000 shares of the Issuer’s Series A Warrants, 1,180,000 shares issuable upon the exercise of the Issuer’s Series B Warrants and 379,500 Series C Warrants which Series A Warrants, Series B Warrants and Series C Warrants are not exercisable within 60 days after the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2011	By:	/s/ Amir L. Ecker
Amir L. Ecker

Date:	January 31, 2011	By:	/s/ Carol G. Frankenfield
Carol G. Frankenfield

ACT CAPITAL MANAGEMENT, LLLP, by its
General Partner, Amir L. Ecker

Date:	January 31, 2011	By:	/s/ Amir L. Ecker
General Partner

JOINT FILING AGREEMENT

                The undersigned, the Reporting Persons named in this Schedule 13G, hereby agree that this Schedule 13G Amendment No. 2 is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any other amendments to the Schedule 13G.  Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in this Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

          IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 31st of January, 2011.

Date:	January 31, 2011	By:	/s/ Amir L. Ecker
Amir L. Ecker

Date:	January 31, 2011	By:	/s/ Carol G. Frankenfield
Carol G. Frankenfield

ACT CAPITAL MANAGEMENT, LLLP, by its
General Partner, Amir L. Ecker

Date:	January 31, 2011	By:	/s/ Amir L. Ecker
General Partner